AB 2/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

11015740

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2011

Washington, DC
110

SEC FILE NUMBER
8- 53383

KH 2/25

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bozarth, Newton & Murphy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5915 S. Regal Ste. 202

(No. and Street)

Spokane, WA 99223

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. David Bozarth 509-755-5001

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPAs PLLC

(Name – *if individual, state last, first, middle name*)

422 W. Riverside Ave, Ste. 1420 Spokane, WA 99201

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/28

OATH OR AFFIRMATION

I, G. David Bozarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bozarth, Newton & Murphy Securities, Inc., as of February, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DIANA D. OLSON
NOTARY PUBLIC
COMMISSION EXPIRES 09-30-13
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

TABLE OF CONTENTS

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R HARLESS, C P.A.
DARCY A SKJOTHAUG, C.P.A.
SCOTT A OPPERUD, C P.A.

U S BANK BUILDING
422 W RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying balance sheet of Bozarth, Newton & Murphy Securities, Inc., a Washington Corporation, as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant of Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schoedel & Schoedel CPAs PLLC

February 15, 2011

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

BALANCE SHEET
As of December 31, 2010

ASSETS

CURRENT ASSETS:		
Cash in bank	$ 13,849	
Central registration depository account	495	
Total cash		$ 14,344
Commissions receivable		372
Deposit with clearing agent		35,000
Prepaid expenses		2,409
Total current assets		52,125
PROPERTY AND EQUIPMENT, net		260
		$ 52,385

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 8,048	
Note payable to stockholder	17,382	
Total current liabilities		$ 25,430
STOCKHOLDERS' EQUITY:		
Common stock, $.10 par value:		
Authorized, 500 shares;		
Issued and outstanding, 500 shares	50	
Additional paid in capital	19,950	
Retained earnings	6,955	
Total stockholders' equity		26,955
		$ 52,385

The accompanying notes are an integral part of these financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

STATEMENT OF INCOME
For the year ended December 31, 2010

REVENUES:		
Commissions, net of regulatory fees	$ 213,383	
Total revenues		$ 213,383
EXPENSES:		
Advertising	643	
Auto	53	
Business meals	86	
Business taxes and licenses	4,103	
Corporate insurance	11,402	
Depreciation	357	
Dues and subscriptions	2,257	
Employee benefits	5,282	
Interest	1,277	
Miscellaneous	607	
Office expense	8,672	
Professional fees	19,450	
Telecommunications	8,554	
Rent	3,159	
Wages, payroll taxes and benefits	158,038	
Total expenses		223,940
NET INCOME (LOSS)		$ (10,557)

The accompanying notes are an integral part of these financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2010

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			
Balance as of December 31, 2009	500	$ 50	$ 19,950	$ 17,512	$ 37,512
Net income (loss)				-	-
Balance as of December 31, 2010	500	$ 50	$ 19,950	$ 17,512	$ 37,512

The accompanying notes are an integral part of these financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOWS PROVIDED (USED) BY OPERATIONS:		
Net income (loss)	$ (10,557)	
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	357	
Changes in assets and liabilities:		
Commissions receivable	420	
Prepaid expenses	(2,407)	
Accounts payable	7,066	
Business taxes payable	(77)	
Shareholder loan payable	1,137	
Related party payable	(1,167)	
Net cash flows provided (used) by operating activities		$ (5,228)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		-
NET INCREASE (DECREASE) IN CASH		(5,228)
CASH BALANCE - Beginning of year		19,572
CASH BALANCE - End of year		$ 14,344

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 1,277

The accompanying notes are an integral part of these financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS:

Bozarth, Newton & Murphy Securities, Inc. was incorporated under the laws of the State of Washington on April 4, 2001, to operate as a broker/dealer in investment securities. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, bank, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Bozarth, Newton & Murphy Securities, Inc. is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation - The financial statements of Bozarth, Newton & Murphy Securities, Inc. are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Accounting Standards – Effective July 1, 2009, the Financial Accounting Standards Board Accounting Standards Codification (Codification) became the single official source of authoritative, nongovernmental generally accepted accounting principles. The historical hierarchy was eliminated and the Codification became the only level of authoritative principles, other than guidelines issued by the Securities Exchange Commission. The Organization's accounting policies were not affected by the conversion to the Codification. However, references to specific accounting principles in the notes to the financial statements have been changed to refer to the appropriate section of the Codification.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of Bozarth, Newton & Murphy Securities, Inc. to make estimates and assumptions that affect

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

certain reported amounts of assets and liabilities and disclosures of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Commissions Receivable - Commission revenue on mutual fund transactions is recorded on a trade date basis.

Property and Equipment - Office equipment is recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Management estimates the useful lives of the following assets to be:

Office equipment and furnishings	5 - 7 years
Software	3 - 5 years

Advertising - Advertising costs are expensed as incurred.

Federal Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company generally does not pay federal corporate income taxes on its taxable income. Instead, the individual stockholders report their pro-rata share of the Company's income and deductions on their individual tax returns.

NOTE 3 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by FINRA. There is no minimum balance required in this reserve account. At December 31, 2010, the balance was $495.

NOTE 4 – OFFICE EQUIPMENT:

Office equipment as of December 31, 2010 is summarized as follows:

Office equipment	$ 7,102
Less accumulated depreciation	6,842
	$ 260

NOTE 5 – NOTE PAYABLE:

Effective December 31, 2001, Bozarth, Newton & Murphy Securities, Inc. entered into a note agreement with a 75% stockholder. Principal and interest at 7% are due 90 days after demand. The balance as of December 31, 2010 was $17,382. As of February 15, 2011, no demand had been made on the remaining balance.

NOTE 6 – COMMITMENTS:

The Company leases facilities and office space for $1,008 per month under a lease expiring on September 30, 2011 with an option to extend for three one-year periods. Management estimates rent expense will be allocated at 50% to Bozarth Investment Management, 50% to Bozarth, Newton & Murphy Securities, Inc. Rent expense for the year ended December 31, 2010 was $3,159. Future minimum payments under the agreement at December 31, 2010 are $4,536.

NOTE 7 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $ 26,200 at December 31, 2010. The Company's net capital ratio was .97 to 1 at December 31, 2010

NOTE 8 – FEDERAL INCOME TAXES:

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code effective April 4, 2001. Under the Subchapter S provisions, the Company generally does not pay federal or state corporation income taxes and the individual stockholders report their pro-rata share of the Company's income and deductions on their individual tax returns. The Company may make distributions to its stockholders.

As of December 31, 2010, the tax years that remain subject to examination by the Internal Revenue Service are 2007 through 2010.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 9 – SUBSEQUENT EVENTS:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 15, 2011, the date the financial statements were issued, and has determined there are no subsequent events that require disclosure.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R HARLESS, C.P.A
DARCY A SKJOTHAUG, C.P.A.
SCOTT A OPPERUD, C.P.A

U.S BANK BUILDING
422 W RIVERSIDE, STE 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Bozarth, Newton & Murphy Securities, Inc. as of and for the year ended December 31, 2010 and have issued our report thereon dated February 15, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schoedel & Schoedel CPA, PLLC

February 15, 2011
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

Net Capital		
Stockholder's equity:		
Common stock	$ 50	
Additional paid-in capital	19,950	
Retained earnings	6,955	
Total stockholders' equity		$ 26,955
Deductions:		
Non-allowable assets:		
Equipment, net of accumulated depreciation	260	
CRD cash account	495	
Total assets		755
Net Capital		26,200
Minimum net capital required		5,000
Excess net capital		$ 21,200
Aggregate indebtedness:		
Accounts payable	$ 8,048	
Note payable to stockholder	17,382	
Total aggregate indebtedness		$ 25,430
Ratio of aggregate indebtedness to net capital		.97 to 1

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Bozarth, Newton & Murphy Securities, Inc. is exempt from Rule 15c3-3.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

SCHEDULE III
RECONCILIATION WITH COMPANY'S COMPUTATION OF
NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2010

Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	$ 24,293
Audit adjustments:	1,137
Aggregate indebtedness as computed on page 11	$ 25,430
Net capital:	
Net capital as reported on FOCUS REPORT	$ 24,930
Audit adjustments:	
Increase in prepaid expenses	2,407
Increase in shareholder loan	(1,137)
Net capital as computed on page 11	$ 26,200

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A
JAMES R HARLESS, C.P.A.
DARCY A SKJOTHAUG, C.P.A.
SCOTT A OPPERUD, C.P.A.

U S BANK BUILDING
422 W RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www schoedel com

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Bozarth, Newton & Murphy Securities, Inc., as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE (Continued)

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deviancies, in internal control, such that results there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Schoedel & Schoedel CPA, PLLC

SCHOEDEL & SCHOEDEL
Certified Public Accountants, PLLC
February 15, 2011

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

(A Washington Corporation)
Spokane, Washington

BALANCE SHEET

December 31, 2010

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A SKJOTHAUG, C P.A.
SCOTT A OPPERUD, C.P A

U.S. BANK BUILDING
422 W RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel com

INDEPENDENT AUDITOR'S REPORT

SEC Mail Processing
Section

FEB 24 2011

Washington, DC
110

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying balance sheet of Bozarth, Newton & Murphy Securities, Inc., a Washington Corporation, as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Schoedel & Schoedel CPAs PLLC

February 15, 2011

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

BALANCE SHEET
As of December 31, 2010

ASSETS

CURRENT ASSETS:		
Cash in bank	$ 13,849	
Central registration depository account	495	
Total cash		$ 14,344
Commissions receivable		372
Deposit with clearing agent		35,000
Prepaid expenses		2,409
Total current assets		52,125
PROPERTY AND EQUIPMENT, net		260
		$ 52,385

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 8,048	
Note payable to stockholder	17,382	
Total current liabilities		$ 25,430
STOCKHOLDERS' EQUITY:		
Common stock, $.10 par value:		
Authorized, 500 shares;		
Issued and outstanding, 500 shares	50	
Additional paid in capital	19,950	
Retained earnings	6,955	
Total stockholders' equity		26,955
		$ 52,385

The accompanying notes are an integral part of these financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENT
December 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS:

Bozarth, Newton & Murphy Securities, Inc. was incorporated under the laws of the State of Washington on April 4, 2001, to operate as a broker/dealer in investment securities. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, bank, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Bozarth, Newton & Murphy Securities, Inc. is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation - The financial statements of Bozarth, Newton & Murphy Securities, Inc. are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Accounting Standards – Effective July 1, 2009, the Financial Accounting Standards Board Accounting Standards Codification (Codification) became the single official source of authoritative, nongovernmental generally accepted accounting principles. The historical hierarchy was eliminated and the Codification became the only level of authoritative principles, other than guidelines issued by the Securities Exchange Commission. The Organization's accounting policies were not affected by the conversion to the Codification. However, references to specific accounting principles in the notes to the financial statements have been changed to refer to the appropriate section of the Codification.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of Bozarth, Newton & Murphy Securities, Inc. to make estimates and assumptions that affect

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

certain reported amounts of assets and liabilities and disclosures of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Commissions Receivable - Commission revenue on mutual fund transactions is recorded on a trade date basis.

Property and Equipment - Office equipment is recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Management estimates the useful lives of the following assets to be:

Office equipment and furnishings	5 - 7 years
Software	3 - 5 years

Advertising - Advertising costs are expensed as incurred.

Federal Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company generally does not pay federal corporate income taxes on its taxable income. Instead, the individual stockholders report their pro-rata share of the Company's income and deductions on their individual tax returns.

NOTE 3 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by FINRA. There is no minimum balance required in this reserve account. At December 31, 2010, the balance was $495.

NOTE 4 – OFFICE EQUIPMENT:

Office equipment as of December 31, 2010 is summarized as follows:

Office equipment	$ 7,102
Less accumulated depreciation	6,842
	$ 260

NOTE 5 – NOTE PAYABLE:

Effective December 31, 2001, Bozarth, Newton & Murphy Securities, Inc. entered into a note agreement with a 75% stockholder. Principal and interest at 7% are due 90 days after demand. The balance as of December 31, 2010 was $17,382. As of February 15, 2011, no demand had been made on the remaining balance.

NOTE 6 – COMMITMENTS:

The Company leases facilities and office space for $1,008 per month under a lease expiring on September 30, 2011 with an option to extend for three one-year periods. Management estimates rent expense will be allocated at 50% to Bozarth Investment Management, 50% to Bozarth, Newton & Murphy Securities, Inc. Rent expense for the year ended December 31, 2010 was $3,159. Future minimum payments under the agreement at December 31, 2010 are $4,536.

NOTE 7 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $ 26,200 at December 31, 2010. The Company's net capital ratio was .97 to 1 at December 31, 2010

NOTE 8 – FEDERAL INCOME TAXES:

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code effective April 4, 2001. Under the Subchapter S provisions, the Company generally does not pay federal or state corporation income taxes and the individual stockholders report their pro-rata share of the Company's income and deductions on their individual tax returns. The Company may make distributions to its stockholders.

As of December 31, 2010, the tax years that remain subject to examination by the Internal Revenue Service are 2007 through 2010.

NOTE 9 – SUBSEQUENT EVENTS:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 15, 2011, the date the financial statements were issued, and has determined there are no subsequent events that require disclosure.

[redacted]

[redacted]

SCHOEDEL & SCHOEDEL

CERTIFIED PUBLIC ACCOUNTANTS, PLLC

[redacted]

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS WITH AUDITOR'S REPORT

December 31, 2010

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC